SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: July 05, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 30, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced audited results for the full year ended December 31, 2004, in accordance with International Financial Reporting Standards (IFRS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2005	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced audited results for the full year ended December 31, 2004 in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS SHARP INCREASE IN 2004 FY IFRS NET PROFIT DRIVEN BY
SOLID TOP-LINE GROWTH AND EFFICIENCY GAINS

Moscow – June 30, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced audited results for the full year ended December 31, 2004 in accordance with International Financial Reporting Standards (IFRS):

  Consolidated revenue for the full year 2004 increased by 19.4% to RUR 37,318.0 million 1;
  Excluding the effect of the introduction of the new settlement system2, consolidated revenue totaled RUR 31,393.9 million, an increase of 8.9% year-on-year;
  Domestic long-distance traffic rose 10.6% compared to 2003, international outgoing traffic grew 16.4% while international incoming traffic grew 20.0%3 in 2004;
  Full year 2004 OIBDA4 amounted to RUR 12,720.0 million, an increase of 9.2% year-on-year, OIBDA margin excluding the effect of the new settlement system rose to 40.5%;
  Operating expenses excluding the effect of the new settlement system decreased 1.4%;
  Operating profit more than doubled compared to 2003 to RUR 5,005.0 million;
  2004 FY net profit increased to RUR 4,298.0 million compared to RUR 398.0 million in 2003, while net margin rose to 11.5%.

Rostelecom's CEO Dmitry Yerokhin commented: "Rostelecom delivered improved financial and operational performance in 2004 as our efforts to strengthen competitiveness and enhance efficiency paid off. The Company delivered a solid increase in revenues, benefiting from the healthy growth of Russian telecommunications market. Rostelecom strengthened its position in the regional and international operators' markets, continued to focus on launch and promotion of new services. Revenue growth significantly outstripped the rise in operating expenses, and tight cost control and optimization of business processes contributed to higher profits and a strengthened financial position.

Rostelecom's guiding objective for 2005 is to further strengthen its business position and competitive advantages to ensure the Company's success in liberalized markets and seize opportunities offered by the dynamic development of the Russian telecom sector. We are accomplishing this by reinforcing our position in key market segments, expanding and modernizing our unique nationwide network infrastructure and pursuing enhanced productivity throughout our organization."

[1]	All absolute figures in the profit and loss statements and the balance sheets, included in the text of the press release as well as Appendices I and II, are stated in Russian rubles (RUR).
[2]

Rostelecom financial results for the full year 2004 reflect the introduction of the new settlement system for domestic long-distance traffic transit in August 2003. To enhance comparability, this press release also contains comparable figures for the full year 2004 in accordance with the old settlement system.

[3]	The incoming international traffic data presented in this press release has been revised
[4]

OIBDA is a non-U.S. GAAP financial measure, which the Company defines as operating income before depreciation, amortization and loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.

Financial highlights[1]

RUR million	2004	2003[2]	% change, y-o-y

Revenue	37,318	31,267	19.4%
Revenue (excluding the effect of the new settlement system)	31,394	28,823	8.9%
Operating expenses	32,313	29,082	11.1%
Operating expenses (excluding the effect of the new settlement system)	26,389	26,774	-1.4%
Depreciation	7,498	8,252	-9.1%
Loss on disposal of property, plant and equipment	217	1,214	-82.1%
OIBDA	12,720	11,651	9.2%
OIBDA margin, %	34.1%	37.3%	n/a
OIBDA margin (excluding the effect of the new settlement system), %	40.5%	40.0%	n/a
Operating income	5,005	2,185	129.1%
Operating margin, %	13.4%	7.0%	n/a
Net loss from discontinued operations, net of tax	0	3,109	n/a
Net profit	4,298	398	979.9%
Net margin, %	11.5%	1.3%	n/a

Consolidated revenue for the full year 2004 increased by 19.4% to RUR 37,318.0 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 8.9% to RUR 31,393.9 million, as Rostelecom benefited from long-distance traffic growth in 2004. Healthy growth in long-distance traffic volumes compared to 2003 was driven by the Company's active cooperation with Russian operators in the regional market as well as further tariff policy optimization. Domestic long-distance traffic rose 10.6% year-on-year while outgoing international traffic increased 16.4%. Close cooperation with international operators in 2004 resulted in a further increase in Rostelecom's international incoming market share. International incoming traffic was up 20.0% compared to 2003.

Revenue growth outstripped the rise in operating expenses. The rise in operating costs is attributable to higher payments to operators due to the introduction of the new settlement system, as well as increased traffic volumes. This was partly offset by an 18.5% decrease in non-cash expenses (depreciation charges and loss on sale of property, plant and equipment) as well as lower administration costs and repairs and maintenance expenses. As a result, Rostelecom's profitability increased sharply: full year operating profit more than doubled from RUR 2,185.0 million in 2003 to RUR 5,005.0 million in 2004, and the operating margin jumped from 7.0% to 13.4%.

[1]

According to IFRS No. 5, adopted by the Company in 2003, the results of discontinued operations are to be reported separately in the profit and loss statements, including respective amounts for prior periods presented. Therefore results of RTC-Leasing and its subsidiaries, which represent leasing, and banking & investing segments are shown separately as "Net loss from discontinued operations, net of tax."

[2]

In 2004, the Company reviewed the bases on which certain revenues from local operators and related expenses were recognized and determined that not all conditions necessary for the recognition of revenue and related expenses had been met. As a result, management considered it appropriate to correct revenues and expenses and respective accounts receivable and payable as of December 31, 2003 and the two years then ended as follows.

OIBDA increased by 9.2% year-on-year to RUR 12,720.0 million. The OIBDA margin declined to 34.1% as an effect of the introduction of the new settlement system. OIBDA margin excluding the effect of the new settlement system increased to 40.5%.

The sale of the stake in RTC-Leasing in the fourth quarter of 2003 and the consequent deconsolidation of its results had a positive impact on Rostelecom's full year 2004 results. Since December 1, 2003 the Company no longer records a loss resulting from the consolidation of RTC-Leasing and its subsidiaries. Additionally, the RTC-Leasing transaction enabled Rostelecom to reduce its consolidated debt and interest expense.

As a consequence of the RTC-Leasing transaction Rostelecom no longer fully consolidates RTComm.ru, in which the Company holds a 31% interest. RTComm.ru's results are recorded as a "gain from associates" in Rostelecom's consolidated profit and loss statements for the full year 2004.

Consolidated net income for the full year 2004 totaled RUR 4,298.0 million - a more then ten fold increase compared to the last year.

In 2004 Rostelecom continued to invest in modernization and expansion of its nationwide network. Full year capital expenditures increased by 44% to USD 156 million compared to 2003, and investments are projected to increase to approximately USD 230 million this year. The key aim of the Company's investment program is to expand and modernize its network to support traffic and revenue growth and reinforce Rostelecom's leading position in the Russian telecommunications market.

Rostelecom's continuous focus on business process improvement and optimization of the organizational structure resulted in a 5.5% reduction in headcount compared to 2003. As of December, 2004 headcount amounted to 25,278 employees.

Domestic Long-Distance (DLD) Services to Russian Subscribers and Operators

Stable Growth in Traffic and Revenue from Russian Operators Reflects Rostelecom's Strengthened Position in the Regional Market

DLD revenues for the full year 2004 amounted to RUR 17,297.0 million, a year-on-year increase of 40.1%. Excluding the effect of the new settlement system, DLD revenue increased by 14.8% to RUR 11,372.9 million. DLD traffic from Russian operators and subscribers grew by 10.6% to 9,094.1 million minutes.

Full year 2004 revenues from Russian operators for DLD traffic transit surged by 54.7% year-on-year to RUR 13,411.0 million. Excluding the effect of the new settlement system, revenues increased 20.3% on the back of growth in demand for DLD telecommunication services as well as changes in DLD traffic mix. DLD traffic from Russian operators rose 12.3% to 7,762.6 million minutes.

DLD revenues from Moscow subscribers increased 5.7% compared to 2003 to RUR 3,886.0 million, as Rostelecom benefited from successful DLD tariff rebalancing undertaken in 2003. DLD traffic from Moscow subscribers amounted to 1,331.5 million minutes - up 2.0% year-on-year.

International Long-Distance (ILD) Services to Russian Subscribers and Operators

Rapid Traffic Growth from Alternative Operators and Further Tariff Policy Optimization Enabled Rostelecom to Increase Revenues from Outgoing International Traffic Transit

Full year 2004 ILD revenues from Russian operators and subscribers totaled RUR 9,060.0 million - a year-on-year increase of 10.5%. Outgoing ILD traffic grew by 16.4% to 1,540.7 million minutes.

Outgoing ILD traffic from Russian operators grew 25.1% to 1,232.9 million minutes in 2004, primarily due to a doubling of traffic volume carried to Rostelecom's network by alternative operators. Full year 2004 revenues from Russian operators for ILD traffic transit amounted to RUR 6,160.0 million, an increase of 19.1% year-on-year. Overall outgoing ILD market growth and ILD tariff rebalancing for subscribers of super-regional telecom operators contributed to the positive revenue dynamics both from alternative and regional operators.

Full year 2004 ILD traffic from Moscow subscribers declined by 8.9% to 307.8 million minutes year-on-year, while ILD revenues from subscribers were down 4.2%, totaling RUR 2,900.0 million.

Incoming ILD Traffic Termination Services to International Operators

Further Gains in International Market Share on the Back of Impressive and Sustained Traffic Growth

Active cooperation with international operators and international settlement rate revisions underpinned impressive growth in international incoming traffic volumes. Incoming traffic from international operators grew by 20.0% to 1,449.1 million minutes year-on-year, while Rostelecom further grew its international market share. Full year 2004 revenues from international operators increased 4.4% year-on-year to RUR 4,041.0 million.

Traffic and revenue dynamics

	2004	2003	% change, y-o-y
DLD traffic
Traffic, mln min	9,094.1	8,219.6	10.6%
Revenue, RUR mln	17,297.0	12,347.0	40.1%
Revenue (excluding the effect of the new settlement system), RUR mln	11,372.9	9,903.2	14.8%

Subscribers
Traffic, mln min	1,331.5	1,305.5	2.0%
Revenue, RUR mln	3,886.0	3,678.0	5.7%
Local operators
Traffic, mln min	7,762.6	6,914.0	12.3%
Revenue, RUR mln	13,411.0	8,669.0	54.7%
Revenue (excluding the effect of the new settlement system), RUR mln	7,486.9	6,225.2	20.3%

Outgoing ILD traffic
Traffic, mln min	1,540.7	1,323.4	16.4%
Revenue, RUR mln	9,060.0	8,198.0	10.5%

Subscribers
Traffic, mln min	307.8	337.8	-8.9%
Revenue, RUR mln	2,900.0	3,027.0	-4.2%
Local operators
Traffic, mln min	1,232.9	985.6	25.1%
Revenue, RUR mln	6,160.0	5,171.0	19.1%

International operators
Traffic, mln min	1,449.1	1,207.4	20.0%
Revenue, RUR mln	4,041.0	3,871.0	4.4%

Operating Expenses

Total operating expenses for the full year 2004 amounted to RUR 32,313.0 million. The year-on-year increase of 11.1% was caused by higher payments to operators as well as higher staff costs. Excluding the effect of the new settlement system, operating expenses decreased by 1.4% to RUR 26,388.9 million.

Payments to Russian operators totaled RUR 8,178.0 million in 2004, a surge of 88.8% year-on-year. Excluding the effect of the new settlement system, payments increased by 11.4% to RUR 2,253.9 million due to the growth in traffic volumes.

Payments to international operators grew by 9.7% to RUR 6,484.0 million. The increase in payments was driven by the growth in outgoing ILD traffic compared to 2003.

Staff costs for the full year 2004 totaled RUR 5,109.0 million, a 29.5% increase year-on-year. The Company's headcount was reduced by 5.5% in 2004.

The Company's bad debt provision amounted to RUR 369.0 million, up 9.5% year-on-year.

As a result, OIBDA increased 9.2% year-on-year to RUR 12,720.0 million. Due to the introduction of the new settlement system, the OIBDA margin declined to 34.1%. OIBDA margin excluding the effect of the new settlement system increased to 40.5%.

Depreciation charges amounted to RUR 7,498.0 million. The 9.1% decrease is due to disposals and full depreciation of certain assets in the financial year 2003.

Thus, full year 2004 operating income amounted to RUR 5,005.0 million compared to RUR 2,185.0 million a year ago. Operating margin rose from 7.0% to 13.4%.

Other Income/Loss

Other income for the full year 2004 amounted to RUR 682.0 million compared to RUR 1,516.0 million a year ago. The result from other non-revenue activities for the full year 2003 included an additional RUR 751.7 million gain from the restructuring of Rostelecom's debt to the Ministry of Finance.

Net interest income amounted to RUR 465.0 million compared to RUR 200.0 million in 2003. The increase is due to a rise in short-term deposits as well as reduced debt levels.

Due to the strengthening of the Russian ruble against the major foreign currencies in 2004, the Company recorded an additional RUR 102.0 million foreign exchange gain.

Income Tax

The income tax expense amounted to RUR 1,507.0 million in 2004 compared to RUR 331.0 million for the previous year. The increase over 2003 is due to the growth in income before taxation.

Result from discontinued operations

As a result of the sale of Rostelecom's stake in RTC-Leasing the Company did not record a loss from discontinued operations in 2004. The RUR 3,109.0 million net loss from discontinued operations, net of tax, for the full year 2003, includes the results of RTC-Leasing and its subsidiaries, which represent leasing and banking & investing segments.

Net Profit

Consolidated net profit increased more than ten-fold from RUR 398.0 million in 2003 to RUR 4,298.0 million in 2004, while net margin rose from 1.3% to 11.5%.

Rostelecom will host a webcast of the full year 2004 results conference call on June 30, 2005 beginning at 10.30 AM (Eastern US) / 3.30 PM (London) / 6.30 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter.

Appendices:

1.	Consolidated profit and loss statements for the full year ended December 31, 2003 and December 31, 2004 in RUR;
2.	Condensed consolidated balance sheets as of December 31, 2003 and December 31, 2004 in RUR.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Appendix 1

Consolidated Profit and Loss Statements for the full year ended December 31, 2003 and December 31, 2004 in RUR

RUR million	2004	2003	% change, y-o-y

Revenue from local operators	22,648.0	15,792.0	43.4%
Revenue from local operators (excluding the effect of the new settlement system)	16,723.9	13,348.2	25.3%
ILD	6,160.0	5,171.0	19.1%
DLD	13,411.0	8,669.0	54.7%
DLD (excluding the effect of the new settlement system)	7,486.9	6,225.2	20.3%
Other	3,077.0	1,952.0	57.6%
Revenue from subscribers	8,740.0	9,319.0	-6.2%
ILD	2,900.0	3,027.0	-4.2%
DLD	3,886.0	3,678.0	5.7%
Internet	-	1,060.0	n/a
Other	1,954.0	1,554.0	25.7%
Revenue from international operators	4,560.0	4,483.0	1.7%
Telephone	4,041.0	3,871.0	4.4%
Telex, telegraph, etc.	519.0	612.0	-15.2%
Other	1,370.0	1,673.0	-18.1%
Total revenue	37,318.0	31,267.0	19.4%
Total revenue (excluding the effect of the new settlement system)	31,393.9	28,823.2	8.9%
Payments to international operators	(6,484.0)	(5,913.0)	9.7%
Payments to Russian operators	(8,178.0)	(4,331.0)	88.8%
Payments to Russian operators (excluding the effect of the new settlement system)	(2,253.9)	(2,023.1)	11.4%
Wages, salaries, etc.	(5,109.0)	(3,946.0)	29.5%
Taxes other than on income	(587.0)	(507.0)	15.8%
Bad debt (expense) /recovery	(369.0)	(337.0)	9.5%
Other operating expenses	(3,871.0)	(4,582.0)	-15.5%
Total operating expenses before depreciation and loss on disposal of PP&E	(24,598.0)	(19,616.0)	25.4%
Total operating expenses before depreciation and loss on disposal of PP&E (excluding the effect of the new settlement system)	(18,673.9)	(17,308.1)	7.9%
OIBDA	12,720.0	11,651.0	9.2%
OIBDA margin, %	34.1%	37.3%	n/a
OIBDA margin (excluding the effect of the new settlement system), %	40.5%	40.0%	n/a
Depreciation	(7,498.0)	(8,252.0)	-9.1%
Loss on disposal of PP&E	(217.0)	(1,214.0)	-82.1%
Total operating expenses	(32,313.0)	(29,082.0)	11.1%
Total operating expenses (excluding the effect of the new settlement system)	(26,388.9)	(26,774.1)	-1.4%
Operating profit	5,005.0	2,185.0	129.1%
Operating margin, %	13.4%	7.0%	n/a
Gain /(loss) from associates (excl.related tax)	118.0	207.0	-43.0%
Interest expense	(13.0)	(202.0)	-93.6%
Interest income	478.0	402.0	18.9%
Foreign exchange (loss) /gain	102.0	72.0	41.7%
Other non-operating income (loss)	115.0	1,244.0	-90.8%
Non-operating income (loss)	682.0	1,516.0	-55.0%
Income before tax and minority interest	5,805.0	3,908.0	48.5%
Current tax charge	(2,892.0)	(2,002.0)	44.5%
Deferred tax benefit /(charge)	1,528.0	1,763.0	-13.3%
Share in income taxes of associates	(143.0)	(92.0)	55.4%
Income tax (expense) /benefit	(1,507.0)	(331.0)	355.3%
Income /(loss) after taxation	4,298.0	3,577.0	20.2%
Minority interest	-	(70.0)	n/a
Net income /(loss)from continuing operations	4,298.0	3,507.0	22.6%
Net loss from discontinued operations	-	(3,109.0)	n/a
Net income /(loss)	4,298.0	398.0	979.9%

Appendix 2

Condensed consolidated balance sheets as of December 31, 2003 and December 31, 2004 in RUR

RUR million	Dec 31, 2004	Dec 31, 2003[1]	% change, y-o-y

ASSETS
Non-current Assets	48,788	52,135	-6%
Property, plant and equipment	45,987	49,585	-7%
Current Assets	15,632	12,913	21%
Accounts receivable, net	5,613	7,081	-21%
Short-term investments	8,150	2,755	196%
Cash and cash equivalents	1,255	2,529	-50%
Total Assets	64,420	65,048	-1%

SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES

Shareholders' equity	50,838	47,970	6%
Minority interest	0	191	n/a
Current liabilities	6,266	7,398	-15%
Current portion of interest bearing loans	1,107	1,932	-43%
Non-current liabilities	7,316	9,489	-23%
Interest bearing loans - net of current portion	777	1,641	-53%
Deferred tax liabilities	5,954	7,482	-20%
Total Liabilities	13,582	16,887	-20%
Total Shareholders' equity, Minority interest and Liabilities	64,420	65,048	-1%

Net debt[2]	-7,521	-1,711	n/a

[1]

Accounts receivable and payable as of December 31, 2003 have been restated due to revision of bases on which certain revenues from local operators and related expenses were recognized as well as a changed method of accounting for certain post-employment benefits (certain post-employment benefits, which previously were accounted for as termination benefits, are now accounted for as a defined benefit plan).

[2]	Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.